FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of July 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Earnings

Unaudited Interim Statements of Comprehensive Income (Loss)

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Notes to Unaudited Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

Page 1 sur 38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 14, 2011

Page 2 sur 38

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Balance Sheets

(expressed in Canadian dollars)

	As at	As at	As at
	May 31,	February 28,	March 1,
	2011	2011	2010
Assets

Current assets
Cash	$7,258,187	$11,619,832	$16,365,339
Short-term investments	34,362,012	34,210,311	25,308,249
Tax credits for mining exploration and commodity
taxes receivable	2,425,305	2,302,903	3,262,900
Other amounts receivable	278,709	32,977	300,262
Prepaid expenses	234,122	102,226	59,779
Derivative financial instrument	-	-	1,046,210
	44,558,335	48,268,249	46,342,739

Long-term investments	-	-	1,344,666
Property, plant and equipment	154,446	147,552	111,156
Mining properties (note 5)	41,685,076	37,602,248	28,938,768
	86,397,857	86,018,049	76,737,329
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	1,635,607	3,235,885	2,597,678

Deferred royalties (note 7)	2,734,510	2,445,870	1,216,880

Shareholders' Equity

Share capital	117,478,506	115,809,533	109,112,925
Warrants	4,231	40,282	36,051
Stock options	5,738,831	5,858,029	4,286,205
Contributed surplus	381,317	381,317	376,949
Deficit	(43,212,791)	(43,483,991)	(41,752,332)
Accumulated other comprehensive income	1,637,646	1,731,124	862,973
	82,027,740	80,336,294	72,922,771
	$86,397,857	$86,018,049	$76,737,329

Commitments (note 13)

Subsequent events (note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

Page 3 sur 38

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Earnings

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2011	2010
Expenses

Salaries	$221,893	$216,935
Professional and maintenance fees	94,068	72,625
Rent, office expenses and other related expenses	218,800	181,888
Depreciation of property, plant and equipment	12,203	9,717
General exploration costs	100,008	115,598
Grants, credit on duties refundable for loss and refundable tax credit
for resources	(26,235)	-
Cost of mining properties abandoned or written off	382,518	95,018
	1,003,255	691,781

Other income
Dividends	63,421	39,067
Interest	231,222	129,822
Fees invoiced to partners	31,191	54,996
Gain (loss) on sale of available-for-sale investments	58,349	(32,594)
Gain (loss) on investments held for trading	1,852	(56,984)
Gain (loss) on investments designated as held for trading	(27,659)	30,329
	358,376	164,636

Loss before income taxes	(644,879)	(527,145)
Deferred tax recovery	916,079	804,653
Net earnings	$271,200	$277,508

Per share (note 11)

Basic net earnings	0.009	0.009

Diluted net earnings	0.009	0.009

The accompanying notes are an integral part of these condensed interim financial statements.

Page 4 sur 38

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Comprehensive Income

(expressed in Canadian dollars)

Comprehensive income
	Three-Month Periods Ended May 31,
	2011	2010

Net earnings	$271,200	$277,508

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments, net of related income
taxes of $6,679 ($2,910 in 2010)	(42,977)	18,726
Reclassification of losses (gains) on available-for-sale investments realized upon
sale, net of related income taxes of $7,848 ($4,384 in 2010)	(50,501)	28,210

	(93,478)	46,936

Comprehensive income	$177,722	$324,444

The accompanying notes are an integral part of these condensed interim financial statements.

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Warrants	Stock options	Contributed Surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294
Stock options exercised	295,633	-	(119,198)	-	-	-	176,435
Warrants exercised	211,309	(36,051)	-	-	-	-	175,258
Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670
Share issue expenses	(39,639)	-	-	-	-	-	(39,639)
Net earnings for the period	-	-	-	-	271,200	-	271,200
Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(42,977)	(42,977)
Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(50,501)	(50,501)

Balance as at May 31, 2011	117,478,506	4,231	5,738,831	381,317	(43,212,791)	1,637,646	82,027,740

				Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	Share capital	Warrants	Stock options
	$	$	$	$	$	$	$

Balance as at March 1, 2010	109,112,925	36,051	4,286,205	376,949	(41,752,332)	862,973	72,922,771
Stock options exercised	273,795	-	(102,457)	-	-	-	171,338
Stock options cancelled	-	-	(4,368)	4,368	-	-	-
Acquisition of mining properties	402,600	-	-	-	-	-	402,600
Issuance of shares for cash consideration	1,546,000	-	-	-	-	-	1,546,000
Share issue expenses	(188,256)	-	-	-	-	-	(188,256)
Net earnings for the period	-	-	-	-	277,508	-	277,508
Unrealized gain on available-for-sale investments, net of related income taxes	-	-	-	-	-	18,726	18,726
Reclassification of losses on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	28,210	28,210

Balance as at May 31, 2010	111,147,064	36,051	4,179,380	381,317	(41,474,824)	909,909	75,178,897

The accompanying notes are an integral part of these condensed interim financial statements.

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended May 31,
	2011	2010
Cash flows used in operating activities
Net earnings for the period	$271,200	$277,508

Adjustments
Deferred tax recovery	(916,079)	(804,653)
Loss (gain) on investments designated as held for trading	27,659	(30,329)
Loss on investments held for trading	-	49,970
Loss (gain) on sale of available-for-sale investments	(58,349)	32,594
Cost of mining properties abandoned or written off	382,518	95,018
Depreciation of property, plant and equipment	12,203	9,717
	(280,848)	(370,175)

Variation in deferred royalties	288,640	306,300

Net change in non-cash working capital items
Tax credits for mining exploration and commodity taxes receivable	(172,739)	43,618
Other amounts receivable	(270,476)	72,295
Prepaid expenses	(131,896)	1,677
Accounts payable and accrued liabilities	(207,294)	(345,662)
	(782,405)	(228,072)
	(774,613)	(291,947)
Cash flows from financing activities
Issuance of common shares, net of share issue expenses	318,313	2,504,307

Cash flows used in investing activities
Acquisition of short-term investments	(204,272)	(6,946,224)
Disposition of long-term investments	-	28,853
Acquisition of mining properties and capitalized exploration costs	(4,356,908)	(2,857,294)
Change in credit on duties refundable for loss and refundable tax credit
related to exploration costs	674,932	-
Acquisition of property, plant and equipment	(19,097)	(29,059)
	(3,905,345)	(9,803,724)

Net change in cash	(4,361,645)	(7,591,364)
Cash - Beginning of period	11,619,832	16,365,339
Cash - End of period	$7,258,187	$8,773,975

Interest received	$204,195	$97,716
Dividends received	$63,421	$39,067

The accompanying notes are an integral part of these condensed interim financial statements.

Page 7 sur 38

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)

Supplemental information

	Three-Month Periods Ended May 31,
	2011	2010

Items not affecting cash related to financing and investing activities
Credit on duties refundable for loss and refundable tax credit for resources
related to exploration costs applied against mining properties	$1,917,631	$3,095,970
Acquisition of mining properties and exploration costs included in accounts
payable and accrued liabilities	$959,403	$255,635
Non-refundable tax credit applied against mining properties	$109,000	$-
Stock options exercised and included in share capital	$119,198	$102,457
Warrants exercised and included in share capital	$36,051	$-
Acquisition of mining properties in consideration of the issuance of shares	$1,201,670	$402,600
Option payments receivable applied against mining properties	$-	$30,000
Share issue expenses included in accounts payable and accrued liabilities	$24,970	$21,225
Tax deductions on flow-through shares	$-	$954,000

The accompanying notes are an integral part of these condensed interim financial statements.

Page 8 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 116 St-Pierre, Suite 200, Quebec City, Quebec, Canada.

2.

Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company had commenced reporting on this basis in these interim condensed financial statements.

These unaudited condensed interim financial statements have been prepared in accordance with IFRS applicable to the preparation of condensed interim financial statements, including IAS 34 - Interim Financial Reporting and IFRS 1 - First-time Adoption of IFRS. Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at March 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows.

The policies applied in these unaudited condensed interim financial statements are based on IFRS issued and outstanding as of July 14, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company's annual financial statements for the year ending February 29, 2012 could result in restatement of these unaudited condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS.

In these financial statements the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS. These unaudited condensed interim financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended February 28, 2011.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, deferred tax assets and liabilities, the recoverability of short-term investments and mining properties, the valuation of short-term investments, other liabilities, and the fair value of stock options granted. Actual results could differ from those estimates.

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VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim financial statements are described below.

Cash

Cash includes cash on hand and balances with banks.

Short-term investments

Short-term investments consist primarily of bonds, trust units, convertible debentures and investments in public companies.

Financial instruments

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: at fair value through profit or loss, available-for-sale investments, loans and receivables or financial liabilities at amortized cost.

●

At fair value through profit or loss – Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in net earnings. Gains and losses arising from changes in fair value are presented in the statement of earnings in the period in which they arise.

The Company's financial assets at fair value through profit or loss comprise convertible debentures. The Company has designated as held for trading its convertible debentures.

●

Available for sale – Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. Financial assets classified as available for sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Unrealized gains and losses are recognized directly in other comprehensive income (loss), except for other-than-temporary impairment losses, which are recognized in net earnings. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to net earnings. Interest on available-for-sale investments, calculated using the effective interest method, is recognized in net earnings as part of interest income. Dividends on available-for-sale equity instruments are recognized in the statement of earnings as part of dividends when the Company's right to receive the payment is established.

The Company’s available-for-sale assets comprise bonds, trust units and investments in public companies.

Page 10 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. For available-for-sale securities, the Company takes into account many facts proper to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy or restructuration, and disappearance of an active market for the financial asset concerned. Impairment losses on available-for-sale equity instruments are not reversed.

●

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial assets classified as loans and receivables are recognized initially at the amount expected to be received less, when material, a discount to reclass the loan and receivables to fair value. Subsequently, they are measured at amortized cost using the effective interest method less a provision for impairment.

The Company's loans and receivables include cash and other amounts receivable in the balance sheet.

●

Financial liabilities at amortized cost – Financial liabilities include accounts payable and accrued liabilities and are initially recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. Subsequently, they are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment, and are depreciated using a straight-line method over their estimated useful lives ranging between five to ten years which is considered appropriate to reduce the carrying values to estimated residual values of the assets. Cost includes expenditures that are directly attributable to the acquisition of the assets. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Mining properties

The Company records its acquisition of interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. These acquisition costs are recognized as intangible assets. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. These exploration costs are recognized as tangible assets. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment at each reporting date whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the mining property exceeds its recoverable amount. The recoverable amount is the higher of the mining property's fair value less costs to sell and value in use. Value in use is determined using discounted estimated future cash flows. Impairment losses are recognized in profit or loss under caption Costs of mining properties abandoned or written off. For the purposes of assessing impairment, mining properties are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Impairments are reviewed for potential reversals at each reporting date. Impairment can be reversed but is limited to the carrying amount that would have been determined net of depreciation, as if no impairment to the carrying amount would have been recognized.

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VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Provisions

Provisions for environmental restoration, restructuring costs and legal claims, where applicable, are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is more likely than not that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as interest expense. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, excluding the risks for which future cash flow estimates have already been adjusted.

The Company had no material provisions as at May 31, 2011, February 28, 2011 and March 1, 2010.

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss of 7.5% under the Mining Duties Act and a refundable tax credit for resources which may reach 38.75% under the Quebec Income Tax Act. Those credits are calculated on qualified exploration expenditures incurred.

Those credits are accounted for using the cost reduction method. Accordingly they are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred provided that the Company has reasonable assurance those credits will be realized.

Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. Flow-through proceeds are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statement of earnings under caption Deferred tax recovery as the Company spends the flow-through proceeds.

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VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Income taxes

The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Basic and diluted earnings per share

Basic earnings per share are calculated using the weighted average number of participating shares outstanding during the period.

Diluted earnings per share are calculated using the weighted average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the period. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been issued at the later of the beginning of the year or the date of issuance, as the case may be, and as if the funds obtained thereby had been used to purchase participating shares of the Company at the average quoted market value of the participating shares during the period.

Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in note 10. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value-based method.

Fair value is measured on the date of grant. The fair value of options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. On the date of grant, the fair value of  stock options is recognized as an expense under caption Stock-based compensation as stock vest immediately, if any.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the reporting date and revenues and expenses are translated at the average exchange rate for the period. Non-monetary assets and liabilities are translated at historical rates. The Company's functional currency is the Canadian dollar.

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VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

New accounting standards not yet adopted

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

In May 2011, the International Accounting Standard Board ("IASB") issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

Page 14 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Transition to IFRS

The Company adopted IFRS on March 1, 2011, with a date of transition effective March 1, 2010 (the “transition date”). The Company prepared its opening IFRS balance sheet at that date. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Canadian GAAP. The first annual financial statements issued by the Company that will comply with IFRS will be those issued for the year ending February 29, 2012. Accordingly, the Company will make an unreserved statement of compliance with IFRS beginning with its 2012 annual financial statements.

These condensed interim financial statements have been prepared in accordance with the accounting policies described in note 3 and in accordance with the requirements of IFRS 1, which is applicable upon first-time adoption of IFRS. Subject to certain exceptions and certain exemptions, IFRS 1 requires that the same policies are applied for all periods presented and that those policies are based on IFRS effective at the end of the first IFRS year-end, or February 29, 2012, for the Company. The Company will ultimately prepare its opening balance sheet by applying existing IFRS with an effective date of February 29, 2012. Accordingly, it is possible that the opening balance sheet for the transition date and financial statements for 2011 may differ from the information presented in these condensed interim financial statements.

The effect of the Company's transition to IFRS is summarized in this note as follows:

a)

Transition elections;

b)

Reconciliation of equity;

c)

Reconciliation of comprehensive income (loss);

d)

Adjustments to the statement of cash flows;

e)

Explanatory notes

a)

Transition elections

IFRS 1 offers the possibility to utilize certain exemptions and exceptions from full retrospective application of IFRS. The Company evaluated the options available and no one was elected.

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VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

(b)

Reconciliation of equity as previously reported under Canadian GAAP to IFRS

		As at February 28, 2011			As at May 31, 2010			As at March 1, 2010
Note 4e)
		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
		$	$	$	$	$	$	$	$	$
Assets

Current assets
Cash	(ii)	11,619,832	-	11,619,832	8,773,975	-	8,773,975	16,365,339	-	16,365,339
Short-term investments		34,210,311	-	34,210,311	32,338,405	-	32,338,405	25,308,249	-	25,308,249
Tax credits for mining exploration
and commodity taxes receivable		2,302,903	-	2,302,903	3,219,282	-	3,219,282	3,262,900	-	3,262,900
Other amounts receivable		32,977	-	32,977	191,692	-	191,692	300,262	-	300,262
Prepaid expenses		102,226	-	102,226	58,102	-	58,102	59,779	-	59,779
Derivative financial instrument		-	-	-	996,240	-	996,240	1,046,210	-	1,046,210

		48,268,249	-	48,268,249	45,577,696	-	45,577,696	46,342,739	-	46,342,739

Long-term investments		-	-	-	1,350,121	-	1,350,121	1,344,666	-	1,344,666
Property, plant and equipment		147,552	-	147,552	130,498	-	130,498	111,156	-	111,156
Mining properties		37,602,248	-	37,602,248	31,192,007	-	31,192,007	28,938,768	-	28,938,768

		86,018,049	-	86,018,049	78,250,322	-	78,250,322	76,737,329	-	76,737,329

Liabilities

Current liabilities
Accounts payable and
accrued liabilities	(i)	2,196,279	1,039,606	3,235,885	611,434	936,811	1,548,245	1,817,508	780,170	2,597,678

Deferred royalties		2,445,870	-	2,445,870	1,523,180	-	1,523,180	1,216,880	-	1,216,880

Shareholders' Equity

Share capital	(i)	118,141,821	(2,332,288)	115,809,533	112,652,852	(1,505,788)	111,147,064	109,664,713	(551,788)	109,112,925
Warrants		40,282		40,282	36,051	-	36,051	36,051	-	36,051
Stock options		5,858,029		5,858,029	4,179,380	-	4,179,380	4,286,205	-	4,286,205
Contributed surplus		381,317		381,317	381,317	-	381,317	376,949	-	376,949
Deficit	(i)	(44,776,673)	1,292,682	(43,483,991)	(42,043,801)	568,977	(41,474,824)	(41,523,950)	(228,382)	(41,752,332)
Accumulated other
comprehensive income		1,731,124	-	1,731,124	909,909	-	909,909	862,973	-	862,973

		81,375,900	(1,039,606)	80,336,294	76,115,708	(936,811)	75,178,897	73,702,941	(780,170)	72,922,771

		86,018,049	-	86,018,049	78,250,322	-	78,250,322	76,737,329	-	76,737,329

Page 16 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

(c) Reconciliation of comprehensive income (loss) as previously reported under Canadian GAAP to IFRS

		Year ended			Three-month period
		February 28, 2011			ended May 31, 2010
Note 4e)		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
		$	$	$	$	$	$

Expenses		5,899,664	-	5,899,664	691,781	-	691,781

Other income		1,032,529	-	1,032,529	164,636	-	164,636

Loss before income taxes		(4,867,135)	-	(4,867,135)	(527,145)	-	(527,145)
Deferred tax recovery	(i)	1,614,412	1,521,064	3,135,476	7,294	797,359	804,653

Net earnings (net loss)		(3,252,723)	1,521,064	(1,731,659)	(519,851)	797,359	277,508

Other comprehensive income (net of tax) :		868,151	-	868,151	46,936	-	46,936

Comprehensive income (loss)		(2,384,572)	1,521,064	(863,508)	(472,915)	797,359	324,444

(d) Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

(e)

Explanatory notes

(i)

Flow-through shares

On transition to IFRS, the Company has adopted an accounting policy whereby flow-through proceeds should be allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statement of earnings as the Company spends flow-through proceeds.

Previously, the Company's Canadian GAAP policy was to adopt the recommendations of EIC 146 with respect to the accounting for flow through shares. This resulted in the Company reducing the net proceeds of the flow-through share issuance by the future tax liability of the Company arising from the renunciation of the exploration and development expenditures in favour of the flow through share subscribers.

(ii)

Financial instruments

Cash is classified as loans and receivables, while under Canadian GAAP it was classified as held-for-trading financial instruments. The reclassification has no impact on the financial statements.

Page 17 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Mining properties

Reconciliation of mining properties

			Acquisition cost
	Exploration		Mining
	costs		properties	Claims	Total

Balance as at March 1, 2010	$19,290,099		$7,035,363	$2,613,306	$28,938,768

Additions	9,377,792		922,700	633,188	10,933,680
Mining properties under option	(222)		-	-	(222)
Mining properties abandoned, written off or sold	(861,096)		(237,142)	(214,761)	(1,312,999)
Credit on duties refundable for loss and refundable
tax credit for resources	(956,979)		-	-	(956,979)

Balance as at February 28, 2011	26,849,594		7,720,921	3,031,733	37,602,248

Additions	3,813,343	(a)	1,201,670	183,928	5,198,941
Mining properties abandoned, written off or sold	(345,540)		-	(36,978)	(382,518)
Credit on duties refundable for loss, refundable tax
credit for resources and non-refundable tax credit	(733,595)		-	-	(733,595)

Balance as at May 31, 2011	$29,583,802		$8,922,591	$3,178,683	$41,685,076

(a) On April 18, 2011, the Company acquired from Ressources D'Arianne Inc. ("D'Arianne") a 100% participating interest in the Komo and Wabamisk-D'Arianne properties in consideration of the issuance of 40,000 shares of the Company. These properties will be merged in the Company's Assini property.

On April 18, 2011, the Company acquired from D'Arianne and SOQUEM Inc. ("SOQUEM") a 100% participating interest in the Lac H property (owned equally by D'Arianne and SOQUEM) in consideration of the issuance of 50,000 shares of the Company (25,000 shares to D'Arianne and 25,000 shares to SOQUEM). This property will be merged in the Company's Wabamisk property.

On April 18, 2011, D'Arianne granted the Company the option to acquire a 50% interest in the Opinaca property for a consideration consisting of the issuance of 26,330 shares of the Company and exploration work totalling $878,000 to be carried out no later than April 18, 2016. Of the 165 claims that make up the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. ("Carat"). The Company bought back the royalty of Carat in consideration of the issuance of 15,000 shares of its share capital.

These shares were evaluated at $9.15, which is the April 18, 2011 closing price.

Page 18 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Detail of mining properties

					Mining properties abandoned, written off, under option or sold and related tax credits

		Undivided	Balance as at	Costs		Balance as at
	# Claims	interest	March 1, 2011	incurred		May 31, 2011
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	70,885	-	-	70,885
Exploration costs			914,432	68,694	(28,827)	954,299
			985,317	68,694	(28,827)	1,025,184

Ashuanipi	469
Acquisition costs		100	88,949	-	-	88,949
Exploration costs			1,484,925	104,811	(23,341)	1,566,395
			1,573,874	104,811	(23,341)	1,655,344

Baie Payne	471
Acquisition costs		50	601,549	-	-	601,549
Exploration costs			147,923	-	-	147,923
			749,472	-	-	749,472

Corvet Est	568
Acquisition costs		50	71,922	7,189	-	79,111
Exploration costs			1,408,899	3,814	(705)	1,412,008
			1,480,821	11,003	(705)	1,491,119

Coulon	650
Acquisition costs		100	4,874,495	21,451	-	4,895,946
Exploration costs			7,674,926	1,069,447	(159,562)	8,584,811
			12,549,421	1,090,898	(159,562)	13,480,757

Éléonore Régional	906
Acquisition costs		100	345,468	28,341	-	373,809
Exploration costs			1,146,946	426,006	(121,999)	1,450,953
			1,492,414	454,347	(121,999)	1,824,762

	(forward)		18,831,319	1,729,753	(334,434)	20,226,638

Page 19 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

					Mining properties abandoned, written off, under option or sold and related tax credits

		Undivided	Balance as at	Costs		Balance as at
	# Claims	Interest	March 1, 2011	incurred		May 31, 2011
		%	$	$	$	$

(brought forward)			18,831,319	1,729,753	(334,434)	20,226,638

Escale	129
Acquisition costs		100	403,961	13,191	-	417,152
Exploration costs			348,850	134,836	(38,666)	445,020
			752,811	148,027	(38,666)	862,172

Lac Gayot	448
Acquisition costs		100	1,942,030	-	-	1,942,030
Exploration costs			688,007	-	-	688,007
			2,630,037	-	-	2,630,037

Lac Pau	715
Acquisition costs		100	134,757	29,802	-	164,559
Exploration costs			2,885,410	543,294	(6,699)	3,422,005
			3,020,167	573,096	(6,699)	3,586,564

Poste Lemoyne Ext.	605
Acquisition costs		100	1,172,988	17,097	-	1,190,085
Exploration costs			5,221,254	376,168	(22,166)	5,575,256
			6,394,242	393,265	(22,166)	6,765,341

Wabamisk	828
Acquisition costs		100	318,976	475,372	(30,316)	764,032
Exploration costs			2,369,479	289,796	(310,313)	2,348,962
			2,688,455	765,168	(340,629)	3,112,994

Others
Acquisition costs			726,674	793,155	(6,662)	1,513,167
Exploration costs			2,558,543	796,477	(366,857)	2,988,163
			3,285,217	1,589,632	(373,519)	4,501,330

Total
Acquisition costs			10,752,654	1,385,598	(36,978)	12,101,274
Exploration costs			26,849,594	3,813,343	(1,079,135)	29,583,802
			37,602,248	5,198,941	(1,116,113)	41,685,076

All mining properties are located in the province of Quebec.

Page 20 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Accounts payable and accrued liabilities

	As at May 31, 2011	As at February 28, 2011

Companies held by Directors	$12,230	$11,344
Advances from partners	181,586	290,561
Trades	1,441,791	1,894,374
Other liabilities	-	1,039,606

	$1,635,607	$3,235,885

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

Share capital

For the three-month periods ended May 31, 2011 and 2010, the number of shares changed as follows:
	Three-Month Periods Ended May 31,

	2011	2010

Balance - beginning of period	30,779,692	29,799,392

Warrants exercised	26,635	-
Stock options exercised	34,750	40,750
Acquisition of mining properties (note 5)	131,330	55,000
Issuance of flow-through shares for a cash consideration	-	200,000

Balance - end of period	30,972,407	30,095,142

Page 21 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Warrants

Fair value of warrants is measured on the date of grant. The fair value of warrants granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the warrants were granted. On the date of grant, the fair value of warrants is recognized as a share issue expense presented in reduction of share capital.

The following table presents the warrant activity for the three-month periods ended May 31, 2011 and 2010 and summarizes information about outstanding and exercisable warrants.

	Three-Month Period Ended May 31, 2011		Three-Month Period Ended May 31, 2010
		Weighted average exercise price		Weighted average Exercise price

	Number		Number

Outstanding and exercisable - beginning of period	38,635	$7.33	26,635	$6.58
Exercised	(26,635)	$6.58	-	$-

Outstanding and exercisable - end of period	12,000	$9.00	26,635	$6.58

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date.

For the three-month periods ended May 31, 2011 and 2010, the number of stock options changed as follows

	Three-Month Periods Ended May 31,

	2011	2010

Outstanding and exercisable - beginning of period	1,874,000	1,487,800
Exercised	(34,750)	(40,750)
Cancelled	-	(1,500)

Outstanding and exercisable - end of period	1,839,250	1,445,550

Page 22 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable as at May 31, 2011:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price
		(years)	$

$3.21 to $4.44	916,000	5.52	4.04
$5.22 to $7.68	923,250	7.86	6.54

Earnings per share

	Three-Month Periods Ended May 31,

	2011	2010

Basic weighted average number of shares outstanding	30,875,297	29,861,031
Warrants	2,657	1,202
Stock options	779,653	435,678

Diluted weighted average number of shares outstanding	31,657,607	30,297,911

Items excluded from the calculation of diluted
earnings per share because the exercise price was greater
than the average quoted value of the common shares
Stock options	-	152,250

Page 23 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Financial instruments

The classification of financial instruments as at May 31, 2011 and as at February 28, 2011 is summarized as follows:

					As at May 31, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	7,258,187	-	7,258,187	7,258,187
Short-term investments	974,522	33,387,490	-	-	34,362,012	34,362,012
Other amounts receivable	-	-	278,709	-	278,709	278,709
	974,522	33,387,490	7,536,896	-	41,898,908	41,898,908

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	1,635,607	1,635,607	1,635,607

					As at February 28, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	11,619,832	-	11,619,832	11,619,832
Short-term investments	989,277	33,221,034	-	-	34,210,311	34,210,311
Other amounts receivable	-	-	32,977	-	32,977	32,977
	989,277	33,221,034	11,652,809	-	45,863,120	45,863,120

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	2,196,279	2,196,279	2,196,279

Page 24 sur 38

VIRGINIA MINES INC.

(an exploration company)

Notes to Unaudited Condensed Interim Financial Statements

(expressed in Canadian dollars)

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

The fair value of available-for-sale short-term investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of the short-term investments at fair value through profit or loss is established in a manner similar to available-for-sale short-term investments.

Other information

As at May 31, 2011, gross unrealized losses on available-for-sale securities totalled $108,384 ($98,694 as at February 28, 2011). Of this sum, an amount of $41,210 ($25,772 as at February 28, 2011) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $67,174 ($72,922 as at February 28, 2011) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It believes that the gross unrealized losses are temporary in nature.

The total interest income for financial assets that are not classified as at fair value through profit or loss is $159,000 ($109,000 for the three-month period ended May 31, 2010).

Commitments

The Company is committed to incurring exploration expenses of $2,500,000 by December 31, 2012, and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 25, 2011. As at May 31, 2011, the Company has fulfilled its commitment regarding the exploration expenses.

Subsequent events

On June 8, 2011, the Company entered into agreement with Quadra FNX Mining Ltd. ("Quadra FNX") on the Lac Gayot property. As per the agreement, Quadra FNX has the option to acquire a 50% participating interest in the Lac Gayot property, in consideration of payments totalling $100,000 and $10 million in exploration work to be carried out during the next nine years. The Company will be the operator.

On June 13, 2011, the Company entered into agreement for a private placement of 214,286 flow-through common shares at a price of $14.00 per share for gross proceeds of $3 million. Proceeds from the offering will be used to fund exploration work on the Company's numerous projects.

On June 22, 2011, the Company entered into agreement with IAMGOLD Corporation ("IAMGOLD") on the Lac Pau property. As per the agreement, IAMGOLD has the option to acquire a 50% participating interest in the Lac Pau property, in consideration of payments totalling $130,000 and $6 million in exploration work to be carried out during the next seven years. The Company will be the operator.

Page 25 sur 38

VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2011

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month periods ended May 31, 2011 and 2010. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2011, and results of operations, including the section describing the risks and uncertainties.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian GAAP beginning on January 1, 2011 (for entities with a calendar year-end). As such, our unaudited interim financial statements as at May 31, 2011, and for the three months then ended have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Additionally, our unaudited balance sheet as at March 1, 2010, and our comparative unaudited financial statements for 2011 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on March 1, 2010 (the “Transition Date”). Consequently, all comparative financial information presented in this MD&A reflects the consistent, retrospective application of IFRS.

IFRS differ in certain respects from Canadian GAAP. A complete description of our conversion to IFRS, including reconciliations of previously reported Canadian GAAP information, is provided in note 4 to our unaudited interim financial statements as at May 31, 2011, and for the three-month periods ended May 31, 2011 and 2010, which note is incorporated by reference herein.

IMPACT ON THE IFRS OPENING BALANCE SHEET

	As at March, 1, 2010
	Canadian GAAP	Adjustments	IFRS
	$	$	$
Accounts payable and accrued liabilities	1,818,000	780,000	2,598,000
Share capital	109,665,000	(552,000)	109,113,000
Deficit	(41,524,000)	(228,000)	(41,752,000)

The adjustments are related to the flow-through shares accounting. On transition to IFRS, the Company has adopted an accounting policy whereby flow-through proceeds should be allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statement of earnings as the Company spends flow-through proceeds.

Previously, the Company's Canadian GAAP policy was to adopt the recommendations of EIC 146 with respect to the accounting for flow through shares. This resulted in the Company reducing the net proceeds of the flow-through share issuance by the future tax liability of the Company arising from the renunciation of the exploration and development expenditures in favour of the flow through share subscribers.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Page 26 sur 38

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Summary of Activities

During the three-month period ended May 31, 2011, exploration costs rose to $3,913,000 compared to $2,029,000 for the corresponding period in 2010. In the recent quarter, the Company was busy completing drilling programs on the Lac Pau, Coulon, and Anatacau-Wabamisk projects. The Company spent quite a lot of time planning the exploration programs that will be carried out in the summer of 2011 on several of its projects.

LAC PAU PROPERTY

In the recent quarter the Company completed a second drilling program on the Lac Pau Property that it owns 100% in the northern part of the Caniapiscau Reservoir, James Bay. The property covers the Lac Pau auriferous corridor, which is a major structure followed over 12 kilometres that separates the intrusive rocks of the Beausac Suite and the paragneisses of the Grosbois Suite. This fertile gold structure is host to several gold showings including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel); the Hope showing (2.27 g/t Au over 10 metres including 3.91 g/t Au over 5 metres and 13.04 g/t Au over 3 metres in channel); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel). The drilling program completed in the recent quarter included 16 new holes (PAU-10-029 to PAU-10-044) and the extension of two holes drilled in 2010 (PAU-10-007ext and PAU-10-028ext), for a total of 2,776 metres. These holes tested mainly the Jedi showing and its north-east extension as well as the Hope and Tricorne showings.

A series of nine holes (PAU-11-032 to 040) tested at shallow depth the Jedi showing and its north-east extension over a lateral distance of 2.4 kilometres, using a spacing of 100 to 300 metres. Except for hole PAU-11-035 that missed the target, all holes testing this portion of the Lac Pau corridor crosscut significant auriferous intervals. Hole PAU-11-040, located to the northeastern end of this tested segment, returned the best results with an intersection grading 3.56 g/t Au over 5.5 metres including 12.05 g/t au over 1.25 metres. The other intersections obtained along this fertile auriferous segment are as follows: 1.64 g/t Au over 11.6 metres including 2.51 g/t Au over 4.5 metres (PAU-11-032); 2.17 g/t Au over 8.5 metres including 3.56 g/t Au over 3 metres (PAU-11-033); 1.26 g/t Au over 10.9 metres including 4.20 g/t Au over 1.5 metres (PAU-11-034); 0.47 g/t Au over 10.5 metres (PAU-11-038); 0.93 g/t Au over 12.1 metres (PAU-11-037); 0.86 g/t Au over 7.75 metres (PAU-11-036); and 0.86 g/t Au over 7.6 metres (PAU-11-039).

Another series of four holes (PAU-11-041 to 044) was drilled 2.4 kilometres northeast of hole PAU-11-040 to test at shallow depth the continuity of the Hope showing over a lateral distance of about 250 metres. The vertical continuity of the mineralization was confirmed by three of these four holes. Hole PAU-11-044 crosscut a mineralized intersection grading 69.78 g/t Au (24.15 cut) over 1.2 metres including a high-grade interval of 112.5 g/t Au over 0.7 metre. As for holes PAU-11-041 and 042, they yielded results of 1.33 g/t Au over 9.15 metres and 1.29 g/t Au over 3.6 metres, respectively. Hole PAU-11-043 did not intercept any significant mineralization.

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Three other holes (PAU-11-029, 030 and 031) were drilled and a previous one (PAU-10-007) was extended in the Tricorne showing area, located a few hundred metres north of the Jedi showing. These holes crosscut some sub-economic intersections, namely 9.74 g/t Au over 0.5 metre (PAU-11-031); 2.94 g/t Au over 4.5 metres (PAU-11-029); and 2.47 g/t Au over 2 metres (PAU-10-007 extension).

The Company is encouraged by the recent results obtained on the Lac Pau property. The Jedi and Hope sectors generated several intersection of economic interest and these intersections remain totally open laterally and vertically. Many portions of kilometric extension in the Lac Pau corridor remain mostly unexplored and will have to be tested by stripping and eventually by drilling. A stripping and mapping program is already planned for the summer of 2011 in order to test at surface the extensions of the mineralized zones discovered last winter as well as the unexplored portions of the Lac Pau corridor.

During the recent quarter the Company spent $573,000 on the Lac Pau project.

COULON PROPERTY

In the winter of 2011, the Company carried out a 15-hole drilling program totalling 7,952 metres on the Coulon project that it owns 100%. The project is located 15 kilometres north of the Fontanges airport, on the Quebec Middle-North territory. The program aimed mainly at testing the extensions of lenses 16-17, 43 and 201 as well as many other regional targets.

In the area of lens 16-17, Hole CN-11-223 crosscut an intersection of semi-massive to massive sulphides grading 3.86% Zn, 0.7% Cu and 75.09 g/t Ag over 44 metres (true thickness of 37.4 metres), including a richer interval grading 7.32% Zn, 0.88 % Cu and 85.14 g/t Ag over 12.15 metres (true thickness of 10.35 metres). This new intersection is located to a vertical depth of 350 metres only and is totally open at depth and to the south (it is closed to the north by hole CN-11-122, which did not intercept any mineralization). For the time being this mineralized zone is interpreted as a new lens called lens 223 but it could also represent the faulted extension of lens 16-17 at depth.

The extensions of lens 201 were tested by five new holes (CN-11-224, 225, 226, 227 and 230). The depth continuity of the mineralization was confirmed by hole CN-11-225, which intersected a sulphide zone grading 5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 metres (true thickness of 3.6 metres) to a vertical depth of 425 metres thus extending lens 201 by 100 metres downward. All the other holes testing the zone 201 intersected zones of intense alteration frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite +/- sphalerite) in plurimetric thickness, thus confirming that the fertile hydrothermal system remains totally open in this sector.

Hole CN-11-221 tested the plunge of lens 43 to the southwest. It did not intercept any significant mineralization but crosscut several hydrothermal alteration zones. Three off-hole conductors were outlined by an InfiniTEM borehole completed in this hole.

Elsewhere on the property, seven holes (CN-11-231 to 237) tested various regional geophysical or geological targets without success. However, hole CN-11-232 crosscut a significant mineralized zone that yielded 1.04% over 0.95 metre. This intersection is interpreted as a mineralized exhalite and represents the south extension of the same horizon intercepted in 2007 by hole CN-07-055, which graded 1.65% Zn over 1 metre.

The Company is quite pleased with its drilling program at Coulon. This program led to the discovery of an eighth mineralized lens on the property named lens 223. This lens remains totally open at depth and to the south and many other holes will be required to test the extensions. The next drilling program is foreseen for the fall of 2011 or the winter of 2012.

In the recent quarter, the Company spent $1,091,000 on the Coulon property.

ANATACAU-WABAMISK PROPERTY

In the recent quarter the Company completed a short drilling program of six holes totalling 1,272 metres on its Anatacau-Wabamisk project, located in the Opinaca Reservoir area, on the Quebec Middle-North Territory. The Company owns a 100% participating interest in the Wabamisk part and has the option of acquiring IAMGOLD Corporation’s (“IAMGOLD”) 100% participating interest in the Anatacau portion in consideration of $3 million in exploration work to be carried out before December 31, 2015.

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Holes WB-11-33, 34 and 35 tested the vertical extension of the Isabelle showing to a vertical depth of 75 to 125 metres and failed to return significant gold values despite the fact that holes 33 and 34 intercepted Isabelle-type mineralized zones. A small zone weakly mineralized with disseminated sulphides yielded 15.03 g/t Au over 1 metre in hole WB-11-33, in sediments forming the hanging wall of the Isabelle zone. At this time this tiny zone seems not to extend significantly. Three other holes (WB-11-36, 37 and 38) were also drilled one kilometre northwest of the Isabelle showing in order to test induced polarisation anomalies within a sequence of sediments similar to that of the Isabelle showing. These holes did not intercept any significant mineralization.

The Company intends to continue exploration over this vast property during the next year. At this time, only a tiny part of the property has been worked in detail and many other exploration targets remain untested. An important surface work program consisting of prospecting, geological mapping, mechanical stripping, and till geochemistry, is planned for the summer of 2011 over the entire property.

In the recent quarter, the Company spent $834,000 on the Anatacau-Wabamisk property.

NEW ACQUISITIONS

On April 19, 2011, the Company announced the acquisition of four new properties, notably the Komo, Wabamisk, Lac H, and Opinaca properties, all located in the James Bay region, province of Quebec, as well as the acquisition of the Carat royalty linked to the Opinaca property.

a.

Komo and Wabamisk Properties – These two properties were dealt with in the same agreement. As per this agreement, the Company acquired a 100% undivided participating interest in the 118 claims and 45 claims forming the Komo and Wabamisk properties, respectively, in consideration of the issuance of 40,000 common shares of the Company’s share capital in favour of Ressources D’Arianne Inc. (“D’Arianne”). As per an underlying agreement, Lithium One Inc. owns full interests in any potential lithium discovery on four of the claims that constitute the Komo property.

b.

Lac H Property – This property was the object of an agreement pursuant to which the Company acquired a 100% undivided participating interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. (“SOQUEM”) and D’Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company’s share capital (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Ltd. Half of this royalty can be bought back for $750,000.

c.

Opinaca Property – This property was the object of an agreement pursuant to which the Company has the option to acquire a 50% participating interest in the 165 claims forming the Opinaca property, in consideration of exploration expenses of $878,000 to be carried out over the next five years and the issuance of 26,330 common shares of the Company’s share capital in favour of D’Arianne. Of the 165 claims constituting the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. (“Carat”) (the “Carat Royalty”).

d.

Carat Royalty – The Company bought back this royalty in consideration of the issuance of 15,000 common shares of the Company’s share capital in favour of Carat. Should the Company acquire a 50% participating interest in the Opinaca property, the Carat Royalty linked to the three claims addressed in the Opinaca agreement will become null and void. Conversely, the Company will retain the 2% NSR on these three claims should it fail to acquire its 50% participating interest.

These four properties are all located within the Eastmain Achaean volcano-sedimentary belt. The Company has been quite active for several years in this sector, most particularly on its vast Anatacau-Wabamisk property, which is bordered to the east by the Lac H and Opinaca properties and to the west by the Komo property. These new acquisitions allow the Company to acquire a dominant land position in the region. Many exploration programs are foreseen over the coming years to test the potential of the sector.

NEW AGREEMENT

On March 10, 2011, the Company announced that it has entered into an agreement with Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American PLC. As per this agreement, the Company transfers to AAEC a 50% undivided participating interest in the mining claims and other mineral tenements comprising the Baie Payne nickel

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property, which covers 18,890 hectares and is situated north of Kangirsuk Village, on the west bank of Ungava Bay, in northern Quebec. AAEC must fund an aggregate of $4,000,000 in expenditures over a six-year period to maintain its 50% undivided participating interest in the Baie Payne property. AAEC may, at its sole discretion, accelerate such funding. Virginia will be the operator during this period.

The Baie Payne property covers important mafic/ultramafic complexes that reach over 1,000 metres in thickness with a cumulative lateral spread of more than 50 kilometres. All these complexes lie in a supracrustal sequence of iron formations, basalt, and sulphide mudstones within a sheared allochtonous structure called the Roberts Syncline. More than 40 Ni-Cu surface showings grading up to 6.5% Ni have been mapped and sampled within this fertile, largely unexplored environment.

OUTLOOK FOR FISCAL 2012

The Company has initiated several exploration programs on numerous projects, all located in the province of Quebec, thus marking the beginning of another very active year of its history. The Company intends to spend, alone or with partners, about $17 million in exploration work on its projects during fiscal 2012. Work will be carried out mostly on the James Bay Territory, in the Opinaca-Eastmain, Caniapiscau and LG-4 regions and to a lesser extent on the Baie Payne and Gayot projects on the Nunavik Territory.

In the vast region of the Opinaca Reservoir and Eastmain River, the Anatacau-Wabamisk and Éléonore Régional projects as well as the new properties recently acquired from D’Arianne and SOQUEM (Komo, Wabamisk, Lac H and Opinaca) will be the object of surface work that will consist of prospecting, geochemical survey, and mechanical stripping during the summer and fall of 2011. Important programs consisting of mechanical stripping and geological mapping will also be carried out on the Ashuanipi and Lac Pau properties in the area of the Caniapiscau Reservoir. Similar work will also be carried out on the Nichicun and Escale projects in the LG-4 area. A budget of about $900,000, solely funded by the Company, will also be allocated to conduct prospecting and evaluate new exploration targets on the James Bay Territory.

The Company and partner AAEC will also be very active in Nunavik, most particularly on the Baie Payne project, where important geological surveys will be carried out jointly with prospecting and geological mapping.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended
	May 31, 2011	May 31, 2010
	$	$
Expenses	1,003,000	692,000
Other income	358,000	165,000
Net earnings	271,000	278,000
Basic net earnings per share	0.009	0.009
Diluted net earnings per share	0.009	0.009

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2011 AND 2010

Expenses

For the three-month period ended May 31, 2011, expenses totalled $1,003,000 compared to $692,000 for the same period of the preceding year, representing an increase of $311,000. Variations are detailed hereafter.

During the current quarter, salaries totalled $222,000, representing an increase of $5,000 compared to the same period of the preceding year. The variation results mainly from an increase in annual salaries paid to the employees of the Company.

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For the three-month periods ended May 31, 2011 and 2010, professional and maintenance fees totalled $94,000 and $73,000, respectively. The increase results mainly from costs related to IFRS consultation and other miscellaneous consulting services.

Rent, office expenses and other related expenses totalled $219,000 during the quarter ended May 31, 2011, representing an increase of $37,000 from the corresponding period of the preceding year. The variation results mainly from an increase in sustainable development expenses and sponsorships.

General exploration costs, net of tax credits related to mining exploration, decreased by $42,000 to reach $74,000 during the current quarter. No tax credits have been accounted for since all Company’s exploration expenses in the first quarter of last year were related to flow-through financings.

During the current quarter, the Company proceeded with write-offs of several mining properties for a total of $383,000 compared to $95,000 for the same quarter of last year. The variation results mainly from a partial write-off of $267,000 on the Wabamisk property.

Other Income

For the three-month period ended May 31, 2011, other income totalled $358,000 compared to $165,000 for the same period of the previous year. Variations are detailed hereafter.

During the period ended May 31, 2011, dividends and interest increased by $126,000. This change is due mainly to the Company’s higher level in cash and investments in fixed income as well as to an increase in interest rates on the Company’s bonds.

Fees invoiced to partners during the current quarter totalled $31,000, representing a decrease of $24,000 from the corresponding period of the preceding year. The decrease is due mainly to less partnership exploration work during the current quarter.

During the quarter ended May 31, 2011, the Company posted a gain on available-for-sale investments of $58,000 compared to a loss of $33,000 for the same period in 2010.

During the quarter ended May 31, 2011, the Company posted a gain on investments held for trading of $2,000 compared to a loss of $57,000 for the same period of the preceding year. The loss results mainly from the fair value revaluation of a derivative financial instrument.

For the three-month period ended May 31, 2011, the Company posted a loss on investments designated as held for trading of $28,000 related to the fair value revaluation of the Company’s convertible debentures. For the same period of last year, the Company posted a gain of $30,000, which results from a gain following a principal repayment on Asset-Backed Commercial Paper ("ABCP") and from a gain on the fair value revaluation of the Company’s ABCP.

Deferred Tax Recovery

For the three-month period ended May 31, 2011, the Company recognized a $916,000 deferred tax recovery compared to $805,000 for the same quarter of the preceding year. The Company renounced the resource expenditures in favour of investors with respect to flow-through financings in both periods ($1,040,000 in 2012 and $797,000 in 2011).

Net Earnings

In light of the above, the Company recognized net earnings of $271,000 for the three-month period ended May 31, 2011, compared to $278,000 for the same quarter of the preceding year.

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OTHER INFORMATION

	Balance sheets as at
	May 31,	February 28,
	2011	2011
	$	$
Working capital	42,922,000	45,032,000
Mining properties	41,685,000	37,602,000
Total assets	86,398,000	86,018,000
Shareholders’ equity	82,028,000	80,336,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at May 31, 2011, cash amounted to $7,258,000 compared to $11,620,000 as at February 28, 2011, while the Company’s working capital totalled $42,922,000, representing a decrease of $2,110,000 compared to the working capital recorded as at February 28, 2011. The variation is due mainly to exploration expenses incurred in the current quarter.

From management’s point of view, the working capital as at May 31, 2011, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the quarter ended May 31, 2011, cash flows used in operating activities totalled $775,000 compared to $292,000 for the corresponding period of the preceding year. This variation results mainly from a change in accounts payable and other amounts receivable related to advances from partners and from a change in commodity taxes receivable.

Financing Activities

Cash flows provided from financing activities for the quarter ended May 31, 2011, amounted to $318,000 compared to $2,504,000 for the corresponding period of the preceding year. On May 18, 2010, the Company completed a private placement of 200,000 flow-through common shares at a price of $12.50 per share for gross proceeds of $2,500,000.

Investing Activities

For the quarter ended May 31, 2011, cash flows used in investing activities totalled $3,905,000 compared to $9,804,000 for the same quarter of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $4,357,000 compared to $2,857,000 for the same quarter of the preceding year. This increase results mainly from more important drilling carried out in the winter of 2011 on the Coulon, Lac Pau and Wabamisk properties.

For the quarter ended May 31, 2011, the acquisition of short-term investments reduced liquidities by $204,000 compared to $6,946,000 for the same quarter of the preceding year. The variation is attributable to a transfer of cash in short-term investments during the first quarter of last year.

During the quarter ended May 31, 2010, the Company cashed $29,000 following principal repayments on MAV 3 notes.

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QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(986,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)
08-31-2010	2,113,000	395,000	(765,000)	(0.025)	(0.025)
05-31-2010	692,000	165,000	278,000	0.009	0.009
02-28-2010 (1)	497,000	532,000	1,101,000	0.037	0.037
11-30-2009 (1)	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009 (1)	822,000	869,000	76,000	0.002	0.002

(1)

These three periods have not been adjusted to reflect the new IFRS standards.

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On June 8, 2011, the Company entered into an agreement with Quadra FNX Mining Ltd. ("Quadra FNX") on the Lac Gayot property. As per the agreement, Quadra FNX has the option to acquire a 50% participating interest in the Lac Gayot property, in consideration of payments totalling $100,000 and $10 million in exploration work to be carried out over the next nine years. The Company will be the operator.

On June 13, 2011, the Company entered into an agreement for a private placement of 214,286 flow-through common shares at a price of $14.00 per share for gross proceeds of $3 million. Proceeds from the offering will be used to fund exploration work on the Company's numerous projects.

On June 22, 2011, the Company entered into an agreement with IAMGOLD on the Lac Pau property. As per the agreement, IAMGOLD has the option to acquire a 50% participating interest in the Lac Pau property, in consideration of payments totalling $130,000 and $6 million in exploration work to be carried out over the next seven years. The Company will be the operator.

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RELATED PARTY TRANSACTIONS

During the three-month period ended May 31, 2011, rent, office expenses and other required disbursements of $58,000 compared to $54,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are conducted in the normal course of operations.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed interim financial statements have been prepared in accordance with the IFRS applicable to the preparation of interim financial statements, IAS 34, “Interim Financial Reporting”. These are the Company’s first financial statements prepared in accordance with IFRS; in consequence the Company explains its choices related to IFRS 1, “First-time Adoption of International Financial Reporting Standards”, in note 4 to the financial statements.

The Company has consistently applied the same accounting policies in its opening IFRS balance sheet at March 1, 2010, and throughout all periods presented, as if these accounting policies had always been in effect. Note 4 to the financial statements for the quarter ended May 31, 2011, discloses the impact of the transition to IFRS on the Company's reported equity, statement of comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended February 28, 2011. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending February 29, 2012, could result in restatement of these interim financial statements, including the transition adjustments recognized on changeover to IFRS.

The full description of accounting policies and estimates are presented in the relevant section of the Company’s financial statements for the quarter ended May 31, 2011.

Estimates, assumptions and judgements are continually evaluated by the Company and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FUTURE ACCOUNTING CHANGES NOT YET ADOPTED

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

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In May 2011, IASB issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at July 14, 2011, a total of 31,223,943 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 14, 2011, a total of 1,802,000 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 15, 2021.

Also as at July 14, 2011, a total of 24,857 warrants were outstanding and their expiry dates are February 25, 2012 and June 28, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

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The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended May 31, 2011, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2011.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at July 14, 2011. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2011, and ended May 31, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 14, 2011
/s/ André Gaumond
President and Chief Executive Officer

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer and Secretary of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning March 1, 2011, and ended May 31, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

July 14, 2011
/s/ Robin Villeneuve
Chief Financial Officer and Secretary

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